

07002282

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury (City) MN (State) 55125 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely 651-738-5586
(Area Code - Telephone No.)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St. (Address), Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

AFFIRMATION

I, Tamara L. Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Tamara L. Fagely
Controller

Subscribed to before me this day of February 21, 2007.



Notary Public


MARY M. SCHMIT
Notary Public-Minnesota
My Commission Expires Jan 31, 2011

Hartford Investment Financial Services, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2006, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 7, 2007

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS:	
Cash and cash equivalents	$ 111,237,340
Prepaid commissions	84,493,754
Accounts receivable	398,236
Due from affiliates	7,695,143
Income taxes due from affiliates	2,776,725
Deferred income tax asset due from affiliates	4,913,189
Total assets	$ 211,514,387
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Due to affiliates	$ 4,410,294
Accounts payable and accrued liabilities	47,855,308
Total liabilities	52,265,602
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued, and outstanding	1,000
Paid-in capital	13,614,397
Retained earnings	145,633,388
Total stockholder's equity	159,248,785
TOTAL	$ 211,514,387

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commission income	$ 100,749,853
Advisory fee income	234,450,017
12b-1 fees	161,816,877
Underwriter concessions	16,224,519
Contingent deferred sales charge revenues	8,097,732
Interest income	4,244,181
Total revenues	525,583,179
EXPENSES:	
Retail fund commissions	268,820,231
Subadvisory fee expense	65,072,054
Distribution fees	41,863,558
Other broker/dealer expense	35,028,864
Marketing expenses	24,662,495
Other operating expense	3,854,036
Interest expense	1,330,045
Total expenses	440,631,283
PRETAX INCOME	84,951,896
PROVISION FOR INCOME TAXES	28,527,841
NET INCOME	$ 56,424,055

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCES—December 31, 2005	$ 1,000	$ 13,000,000	$ 89,209,333	$ 102,210,333
Net income			56,424,055	56,424,055
Capital contributions for stock-based compensation plans		614,397		614,397
BALANCES—December 31, 2006	$ 1,000	$ 13,614,397	$ 145,633,388	$ 159,248,785

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned *Subsidiary* of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN SUBORDINATED DEBT
FOR THE YEAR ENDED DECEMBER 31, 2006

SUBORDINATED DEBT—December 31, 2005	$ 27,500,000
Repayment of subordinated debt to affiliate	(27,500,000)
SUBORDINATED DEBT—December 31, 2006	$ -

See notes to financial statements.

1. ORGANIZATION

Hartford Investment Financial Services, LLC (the "Company") is a limited liability company and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of HL Investment Advisors, LLC ("HLIA"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). The Company was formed on December 9, 1996, and became a registered broker/dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between the Company and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays the Company a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, the Company has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company ("HIMCO"), an affiliate of the Company; Goldman, Sachs & Co.; Northern Capital Management, LLC; Chartwell Investment Partners; Artisan Partners Limited Partnerships; Cramer Rosenthal McGlynn, LLC; Jennison Associates; Oberweis Asset Management; Sterling Capital Management, LLC; Kayne Anderson Rudnick Investment Management, LLC; Metropolitan West Capital Management, LLC; State Street Global Advisors; and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. HIMCO is a professional money management firm and a wholly owned subsidiary of The Hartford.

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company ("HASCO"), an affiliate, serves as the transfer agent to the Funds.

Basis of Presentation—The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions—The Company capitalizes commissions paid to retail broker/dealers associated with the sale of Class B, Class C, Class H, Class M, and Class N shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees, including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B, Class H, and Class M shares are amortized over a 72-month period, and Class C and Class N shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period.

Income Taxes—The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are established for the "temporary differences" and between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Commission Income—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fee Income—Investment advisory fees are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and the Funds to which the Company provides investment management services.

12b-1 Fees—The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, H, L, M, N, R3, and R4 and for providing services for shareholders. Some or the entire fee may be remitted to broker/dealers for distribution and/or shareholder account services.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements—On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing a Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the effective date. Upon adoption in fiscal year 2007, FIN 48 will not have an impact on the Company's financial condition or results of operations.

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for the Company's financial statements issued after October 31, 2008. As of December 31, 2006, the Company does not believe the adoption of FAS 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statements of operations for a fiscal period.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses HLA and Hartford Fire Insurance Company ("HFIRE") for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA and HFIRE $21,033,729 and $7,662,664, respectively, for these costs in 2006. In addition, the Company pays distribution fees (marketing, educational, and administrative services) to Planco Financial Services, Inc. ("PLANCO"), an affiliate of the Company. These distribution fees are paid for the wholesaling and distribution of shares of the Funds. During 2006, $41,863,558 was paid to PLANCO for distribution fees. In addition, the Company was allocated various costs from its affiliates that relate to the Company's pro-rata share of the affiliates' operating costs. During 2006, these allocations included $310,347 paid to Woodbury Financial Services ("WFS") and were in addition to reimbursements for dealer commissions, trail commissions, and revenue-sharing expenses of $10,494,459. The Company also received revenues from affiliates. The Funds paid the Company $234,450,017 in gross advisory fees and $161,816,877 in 12b-1 revenues. The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2006, the Company had receivables due from the following affiliates:

Funds	$7,531,206
HLIA	159,079
Hartford Equity Sales Company ("HESCO")	4,858
Total	$7,695,143

As of December 31, 2006, the Company had payables due to the following affiliates:

Hartford Life Insurance Company ("HLIC")	$ 810,752
HLA	1,668,257
HFIRE	303,038
Hartford Life and Annuity Insurance Company ("IHLAI")	46,468
HASCO	344,883
Funds	820,468
WFS	127,829
Hartford Securities Distribution Company ("HSD")	288,599
Total	$4,410,294

In addition, the Company also has $782,121 recorded within accounts payable and accrued liabilities related to revenue sharing and trail commissions which is payable to WFS.

During 2006, the Company recorded an additional capital contribution from its parent relating to stock based compensation allocated to the Company.

4. SUBORDINATED DEBT

The Company had received funding in the form of a subordinated loan from its direct parent company, HLIA. At December 31, 2005, this loan totaled $27,500,000 and accrued interest at a rate of 4.85% per annum. During the year ended December 31, 2006, the Company incurred $1,330,045 of interest expense. Prior to December 31, 2006, the entire amount of the loan was repaid.

The National Association of Securities Dealers approved the subordinated debt agreements as a satisfactory subordination agreement and, as such, was excluded from aggregate indebtedness in the computation of required net capital. Such borrowings are available in computing net capital pursuant to the Securities and Exchange Commission's (the "SEC") Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, were approximately $1,730,000 during 2006. This allocation is included in the reimbursement to HLA described in Note 3.

6. INCOME TAXES

The Company's deferred tax asset recorded on the statement of financial condition is made up of a deferred tax asset of $5,535,725, net of a deferred tax liability of $622,536. The Company's deferred tax asset relates primarily to prepaid commissions, which are being capitalized and amortized over various periods up to 72 months for book purposes and expensed as incurred for tax purposes prior to January 1, 2001. Beginning January 1, 2001, under a new tax law, the prepaid commissions are capitalized and amortized over 72 months for tax purposes. Income taxes due from affiliate and deferred income tax asset amounts are included on the statement of financial condition. State income taxes are paid by The Hartford on behalf of the Company and are not recorded in the provision for income taxes because they are not material.

The provision for income taxes for the year ended December 31, 2006, is as follows:

Current provision	$ 23,025,616
Deferred provision	5,502,225
Provision for federal income taxes	$ 28,527,841

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2006, the Company's net capital of $61,648,311 was $58,163,938 in excess of the required net capital of $3,484,373 and the ratio of aggregate indebtedness to net capital was 0.85 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

9. MUTUAL FUND CLASS ACTION LITIGATION

The Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut—These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in The Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and directors of the retail mutual funds. HIFSCO is one of the defendants. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion is complete, and the court has not established a hearing date. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending. In January 2007, plaintiffs moved for leave to file a second amended complaint. The proposed second amended complaint would eliminate the claim against the mutual funds' directors, the derivative claims, and the state law claims, and would add allegations relating to claims that the remaining Hartford defendants violated the Investment Company Act. The Hartford will oppose this motion.

Regulatory Developments—There continues to be significant federal regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund-related issues. HLA has received requests for information and subpoenas from the SEC and other regulators, requesting documentation and other information regarding various mutual fund regulatory issues. HLA continues to cooperate fully with these regulators in these matters.

The SEC's Division of Enforcement also investigated aspects of HLA's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. HLA discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003.

On November 8, 2006, the SEC's Division of Enforcement issued an order setting forth the terms of a settlement reached with three subsidiaries of HLA's including the Company, that resolves the SEC's Division of Enforcement's investigation of aspects of HLA's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. Under the terms of the settlement, HLA has paid $55 million to mutual funds that participated in the Company's program for directed brokerage in recognition of mutual fund sales, $40 million of which represents disgorgement and $15 million of which represents civil penalties. The Company had recorded a pretax charge of $23.5 million in 2005 which was an estimate of the Company's portion of the liability. Under the terms of the settlement, the Company paid a total of $15.4 million to The Hartford Mutual Funds, resulting in a $8.1 million benefit recorded within other operating expenses on the statement of operations. HLA settled this matter without admitting or denying the findings of the SEC.

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

TOTAL STOCKHOLDER'S EQUITY	$ 159,248,785
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Due from affiliates and other assets	11,287,367
Prepaid commissions	84,493,754
Total deductions and/or charges	95,781,121
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	63,467,664
HAIRCUTS ON SECURITIES	1,819,353
NET CAPITAL	$ 61,648,311
MINIMUM NET CAPITAL REQUIRED (the greater of $100,000 or 6.67% of aggregate indebtedness)	$ 3,484,373
EXCESS NET CAPITAL	$ 58,163,938
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.85
AGGREGATE INDEBTEDNESS—Total liabilities from the statement of financial condition	$ 52,265,602

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 7, 2007

To the Board of Directors and Stockholder of
Hartford Investment Financial Services LLC:

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 7, 2007), in accordance with auditing standards generally accepted in United States of America as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END